Exhibit 22.1

The subsidiaries listed below (the “Subsidiary Guarantors”) of Microchip Technology Incorporated (“Microchip”) are issuers of guarantees of the registered 5.050% Senior Notes due 2029 (the “2029 Notes”) issued by Microchip under that certain indenture dated February 29, 2024, by and between Microchip and Computershare Trust Company, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 7, 2024, between Microchip, the Subsidiary Guarantors, and the Trustee.

Name of Subsidiary	Jurisdiction of Organization
Atmel Corporation	Delaware
Microchip Holding Corporation	Delaware
Microchip Technology LLC	Delaware
Silicon Storage Technology, Inc.	California
Microsemi Corporation	Delaware
Microsemi Storage Solutions, Inc.	Delaware